SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)


                             NEWPOWER HOLDINGS, INC.

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                                (Name of Issuer)


                                  Common Shares
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                         (Title of Class of Securities)


                                    652463100

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                                 (CUSIP Number)


                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [x]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


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     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 652463100

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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Contrarian Capital Management, L.L.C.*

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     9,396,486

6.   SHARED VOTING POWER

     1,231,491

7.   SOLE DISPOSITIVE POWER

     9,396,486

8.   SHARED DISPOSITIVE POWER

     1,231,491

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,627,977

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [-]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.87%**

12.  TYPE OF REPORTING PERSON

     IA; OO

* This filing is being amended to include the Reporting Person's beneficial ownership of Class A Warrants which are convertible into Common Shares.

** The number of outstanding common shares was provided by the issuer.

 CUSIP No. 652463100

            ---------------------


Item 1(a).  Name of Issuer:


            NewPower Holdings, Inc.

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Item 1(b).  Address of Issuer's Principal Executive Offices:


            One Manhattanville Road, Purchase, New York 10577

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Item 2(a).  Name of Person Filing:

            Contrarian Capital Management, L.L.C.
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Item 2(b).  Address of Principal Business Office, or if None, Residence:

            411 West Putnam Avenue
            Suite 225
            Greenwich, CT 06830
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Item 2(c).  Citizenship:


            Delaware
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Item 2(d).  Title of Class of Securities:


            Common shares
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Item 2(e).  CUSIP Number:


            652463100

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Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [x]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Contrarian Capital Management, L.L.C. 10,627,977
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     (b)  Percent of class:

          Contrarian Capital Management, L.L.C.  10.87%
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     (c)  Number of shares as to which such person has:

          (i)  Sole  power to vote or to  direct  the vote:
                    Contrarian Capital Management, L.L.C. 9,396,486

          (ii)  Shared power to vote or to direct the vote:
                     Contrarian Capital Management, L.L.C. 1,231,491

          (iii) Sole power to dispose or to direct the disposition of:
                    Contrarian Capital Management, L.L.C. 9,396,486

          (iv) Shared power to dispose or to direct the disposition of
                    Contrarian Capital Management, L.L.C. 1,231,491

Item 5.  Ownership of Five Percent or Less of a Class.

     N/A


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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     N/A


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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     N/A


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Item 8.  Identification  and  Classification  of Members of the Group.

     N/A


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Item 9.  Notice of Dissolution of Group.

     N/A


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Item 10.  Certifications.

     N/A



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.***

/s/ Jon R. Bauer
-------------------
By: Jon R. Bauer
Title:  Managing Member

Date:  November 23, 2004




***The Reporting Person disclaims beneficial ownership in the common shares reported herein except to the extent of its pecuniary interest therein.



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